UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

In the Matter of

LAFAYETTE SQUARE USA, INC.
LS BDC ADVISER, LLC
LAFAYETTE SQUARE SBIC, LP
LAFAYETTE SQUARE SBIC GP, LLC

175 SW 7th Street, Unit 1911
Miami, FL 33130

(812-15365)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

Lafayette Square USA, Inc. (the "Company"), LS BDC Adviser, LLC, Lafayette Square SBIC, LP, and Lafayette Square SBIC GP, LLC filed an application on July 11, 2022, and amended on February 3, 2023, requesting an order under Section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from Sections 18(a) and 61(a) of the Act. The order would permit the Company to adhere to a modified asset coverage requirement.

On May 4, 2023, a notice of the filing of the application was issued (Investment Company Act Release No. 34907). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under sections 18(a) and 61(a) of the Act, that the relief requested by Lafayette Square USA, Inc., et al. (File No. 812-15365) is granted, effective immediately, subject to the conditions contained in the application, as amended.

      For the Commission, by the Division of Investment Management, under delegated authority.

Action as set forth or recommended herein APPROVED
pursuant to authority delegated by the Commission under
Public Law 87-592. For the Division of Investment
Management